SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated May 28, 2015	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 29, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNUAL GENERAL MEETING HELD ON THURSDAY, 28 MAY 2015

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Thursday, 28 May 2015 at 10:00 a.m. in the Conference Room, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong are as follows:

Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against
1	To receive and consider the audited financial statements and the Reports of the Directors and	18,418,293,213	223,662
	Auditors of the Company and its subsidiaries for the year ended 31 December 2014.	(99.9988)	(0.0012)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2	To declare a final dividend for the year ended 31 December 2014.	18,343,202,030 (99.5073)	90,826,062 (0.4927)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3	To re-elect Mr. Xue Taohai as executive director of the Company.	18,325,538,314 (99.4316)	104,751,478 (0.5684)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

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Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against
4	(i) To re-elect Mr. Frank Wong Kwong Shing as an independent non-executive director of the Company.	18,343,729,151 (99.5114)	90,059,189 (0.4886)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii) To re-elect Dr. Moses Cheng Mo Chi as an independent non-executive director of the Company.	16,506,920,157 (89.6725)	1,901,096,303 (10.3275)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the	18,429,263,204	4,773,388
	auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors of the Company to fix their remuneration.	(99.9741)	(0.0259)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6	To give a general mandate to the directors of the Company to repurchase shares in the	18,428,792,037	5,244,055
	Company not exceeding 10% of the number of issued shares in accordance with ordinary resolution number 6 as set out in the AGM Notice.	(99.9716)	(0.0284)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
7	To give a general mandate to the directors of the Company to issue, allot and deal with	15,587,499,355	2,844,054,921
	additional shares in the Company not exceeding 20% of the number of issued shares in accordance with ordinary resolution number 7 as set out in the AGM Notice.	(84.5696)	(15.4304)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

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Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against
8	To extend the general mandate granted to the directors of the Company to issue, allot and	15,694,805,101	2,739,038,491
	deal with shares by the number of shares repurchased in accordance with ordinary resolution number 8 as set out in the AGM Notice.	(85.1413)	(14.8587)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 20,474,995,907 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISE IN RESPECT OF THE 2014 FINAL DIVIDEND

Reference is made to the announcement of the Company dated 19 March 2015 in relation to closure of register of members and withholding and payment of enterprise income tax for non- resident enterprises in respect of the proposed 2014 Final Dividend.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2014 Final Dividend to its non-resident enterprise shareholders (including HKSCC Nominees Limited (“HKSCC”)), and the withholding and payment obligation lies with the Company. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2014 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 28 May 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-3